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SEC FILE NUMBER
8-69161

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DriveWealth, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

28 Liberty Street, 50th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alessio Blangiardo	(551) 261-0726	ablangiardo@drivewealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grant Thornton, LLP
(Name – if individual, state last, first, and middle name)

757 Third Avenue, 9th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/24/2003	248
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alessio Blangiardo _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DriveWealth, LLC _____, as of December 31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Financial & Operations Principal

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DRIVEWEALTH, LLC

**Annual Financial Statements
And
Report of Independent Registered Public Accounting Firm**

For the Fiscal Year Ended December 31, 2025

(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934)

DRIVEWEALTH, LLC
ANNUAL FINANCIAL STATEMENTS
INDEX
FOR THE YEAR ENDED DECEMBER 31, 2025

Page



GRANT THORNTON LLP

757 Third Ave., 9th Floor
New York, NY 10017

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
DriveWealth, LLC

Opinion on the financial statements

We have audited the accompanying statement of financial condition of DriveWealth, LLC (a New Jersey corporation) (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Grant Thornton LLP is a U.S. member firm of Grant Thornton International Ltd (GTIL). GTIL and each of its member firms are separate legal entities and are not a worldwide partnership.



Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2023.

New York, New York
February 25, 2026

DRIVEWEALTH, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
(in thousands)

Assets		
Cash and cash equivalents	$	98,698
Cash segregated under federal and other regulations		48,488
Securities owned, at fair value		2,831
Receivables, net:		
Brokers, dealers, and clearing organizations		80,482
Non-brokers		8,381
Customers		3,368
Others		10,309
Affiliates		9
Deposit accounts with clearing brokers		26,053
Investments in fractional shares held by customers		840,705
Securities borrowed under loan agreements		245,160
Cash collateral received		111,447
Securities borrowed		66,299
Other assets		3,339
Total Assets	$	1,545,569
Liabilities and Member's Equity		
Liabilities		
Accounts payable, accrued expenses, and other	$	20,411
Securities sold, not yet purchased		212
Payables:		
Broker and dealers - PAB security account		31,636
Customers		9,437
Brokers, dealers, and clearing organizations		78,083
Non-brokers		819
Affiliates		5,541
Repurchase obligation for investments held by customers		840,705
Securities lent under loan agreements		245,160
Obligations to return cash collateral		111,447
Obligations to return collateral		58,369
Total Liabilities	$	1,401,820
Member's Equity		143,749
Total Liabilities and Member's Equity	$	1,545,569

See Accompanying Notes to the Financial Statements

DRIVEWEALTH, LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025
(in thousands)

1. ORGANIZATION AND BUSINESS

DriveWealth, LLC (the "Company") was formed in New Jersey in 2012 and is wholly owned by DriveWealth Holdings, Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company is also registered with 53 U.S states and territories and is a member of the National Futures Association and is registered as an introducing broker with the Commodity Futures Trading Commission. The Company is subject to the provisions of the SEC Uniform Net Capital Rule ("Rule 15c3-1") and the SEC Customer Protection Rule ("Rule 15c3-3").

The Company operates as an agency business retailing corporate equity securities providing an API driven brokerage infrastructure platform to allow the user customer base of correspondent broker-dealers and investment advisors (collectively referred to as "Partners") to trade equity securities and exchange traded funds. The Company is a self-clearing DTC Member but also clears its business on an omnibus basis with other clearing brokers including RBC Capital Markets, LLC, Wedbush Securities, Inc., ABN AMRO Clearing USA, LLC (the "Clearing Brokers").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes. The Company maintains cash and cash equivalents in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash accounts. As of December 31, 2025, the Company held $81,822 in cash equivalents, consisting of money market accounts. Additionally, excess collateral amounts pledged to counterparties are included in cash and cash equivalents.

Cash Segregated Under Federal and Other Regulations

The Company is required to segregate cash for the exclusive benefit of customers and proprietary accounts of broker-dealers ("PAB") in accordance with the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

Fair Value of Financial Instruments

U.S. GAAP requires disclosing the fair value of financial instruments to the extent practicable for financial instruments, which are recognized or unrecognized on the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement. In assessing the fair value of these financial instruments, the Company used a variety of methods and assumptions which were based on estimates of market conditions and risks existing at that time. Securities owned are carried at fair value.

For certain instruments, including cash, accounts receivable, accounts payable and accrued expenses, it was estimated that the carrying amount approximated fair value for the majority of these instruments because of their short maturity.

Securities Borrowing and Lending

The Company has collateralized agreements which allow counterparties to borrow and lend securities under the terms of the master level loan agreement. Securities borrowed transactions require the Company to deposit cash, securities, letters of credit, or other collateral with the lender. With respect to securities loaned, it is the policy of the Company to receive collateral in the form of cash, securities or other collateral in an amount equal to or in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as appropriate.

When we lend securities to third parties, the borrower provides cash as collateral. The Company earns interest income on cash collateral deposited by borrowers and can also earn additional revenue for lending certain securities based on demand for those securities. For our securities loaned, interest income is recorded net of interest paid to participating users for securities loaned.

The Company operates a securities lending program to eligible customers, who can opt in to lend certain fully paid securities to the Company. The Company may lend such securities to other market participants that wish to borrow for short selling or other purposes. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received and carried at amortized cost or at fair value. The cash collateral received from the borrower is deposited in a separate trust account titled for the benefit of the underlying customer, see "Note 5 - Regulatory Requirements".

The Company has elected the fair value option for all transactions because the Company monitors financial performance associated with these transactions on a fair value basis. Increases in security prices may cause the fair value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities or provide additional cash collateral, we may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy our obligations. The Company mitigates this risk by monitoring the fair value of securities loaned and requiring additional cash as collateral when necessary. In addition, most of our securities lending transactions are through a program with a clearing organization, which guarantees the return of securities to the Company.

Investments in Fractional Shares Held by Customers

The Company facilitates end-user customer purchases and sales of equity securities on a notional or fractional basis on a real-time basis through our principal account. When an end-user customer purchases a fractional share, we record the cash received for the user-held fractional share as pledged collateral and an offsetting liability to repurchase the shares as we concluded that we did not meet the criteria for derecognition under the accounting guidance (ASC 860). We have elected the fair value option to measure these financial assets and the corresponding repurchase obligation for investments. The fair value of these investments is determined by quoted prices in active markets. Unrealized gains and losses on client-held fractional shares offset the unrealized gains and losses on the corresponding repurchase liabilities, resulting in no impact to the consolidated statements of income. The Company's liabilities to repurchase client-held fractional shares do not have credit risk, and, as a result, the Company has not recognized any gains or losses in the consolidated statements of income or comprehensive income attributable to instrument-specific credit risk for these repurchase liabilities. For additional information, see "Note 4 - Investments Measured at Fair Value on a Recurring Basis".

Income Taxes

The Company is not a taxpaying entity for Federal or State income tax purposes. The income or loss of the Company is reported on the Parent's tax returns. Therefore, no provision or liability for income taxes is included in these financial statements. No formal tax sharing agreement exists between the Company and the Parent and the Company has no obligation to fund any liability of the Parent with its earnings. The Company is subject to taxation in local jurisdictions. As of December 31, 2025, the Company's reporting of operations for tax years 2022, 2023, and 2024 are subject to examination by the tax authorities.

In accordance with US GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2025. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

Currently Expected Credit Losses ("CECL")

The Company measures credit losses on financial instruments in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*, which requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The allowance for credit losses is based on the Company's expectation of the collectability of such receivables utilizing the CECL framework. The Company records the estimate of expected credit losses in Provision for credit losses in the Statement of Operations.

The Company also applies the collateral maintenance practical expedient for receivables from customers as described in FASB ASC 326-20-35-6. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral.

Securities borrowed transactions require the Company to deliver cash to the lender in exchange for securities. Interest on such transactions is accrued and is included in the Statement of Financial Condition in Receivables from Payables to brokers, dealers, and clearing organizations. The market value of Securities borrowed is monitored with additional collateral obtained to ensure full collateralization. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables.

The following table presents the activity in the allowance for credit losses for the year ended December 31, 2025. Writeoffs of $188 pertain to items that were reserved for in prior years and deemed uncollectible in 2025.

December 31, 2024	$	126
Provision for credit loss		293
Writeoffs		(188)
December 31, 2025	$	231

Recently Issued or Adopted Accounting Pronouncements

ASU 2023-09 became effective for the Company for the year ended December 31, 2025. The standard requires enhanced income tax disclosures, including disaggregation of the effective tax rate reconciliation and additional information on income taxes paid. The adoption of ASU 2023-09 did not have an impact on the Company's financial statements as the Company operates as a pass-through entity and is not subject to federal or state income taxes.

ASU 2025-08 requires certain acquired loans classified as purchased seasoned loans to be accounted for using the gross-up method, similar to the existing PCD model. The guidance is effective for fiscal years beginning after December 2025. The Company is assessing the impact of this standard, but it does not expect a material effect on its financial statements.

3.   **CONCENTRATIONS OF BUSINESS RISK AND CREDIT RISK AND UNCERTAINTIES**

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). It is the Company's policy to review, as necessary, the credit standing of its counterparties. The Company's security transactions are cleared by the Clearing Brokers pursuant to their respective clearing agreements. The Company is subject to credit risk to the extent its Clearing Brokers are unable to fulfill contractual obligations on its behalf. The Company bears the risk of financial failure by its Clearing Brokers. Notwithstanding the foregoing, the Clearing Brokers as well as the Company, are members of the Securities Investor Protection Corporation ("SIPC"). SIPC protects the accounts of customers up to $500 for securities and cash (including a $250 limit for cash only).

As of December 31, 2025, the Company had a cash balance of $147,186 of which $146,686 was in excess of the FDIC limit of $250.

As of December 31, 2025, three correspondent broker-dealers and two non-broker represented approximately 73% of receivables from brokers, dealers, non-brokers. No other category of receivables was from customers in excess of 5%.

4.   **INVESTMENTS MEASURED AT FAIR VALUE ON A RECURRING BASIS**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value. FASB ASC 820 establishes a three-tier hierarchy for prioritizing the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company records the following financial assets and liabilities at fair value and has not changed its valuation techniques in measuring the fair value of any financial assets and liabilities during the period.

The following table sets forth the Company's financial assets and liabilities at December 31, 2025, that are recorded at fair value, segregated by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Assets:				
Investments in fractional shares held by customers	$ 840,705	$ -	$ -	$ 840,705
Securities borrowed under loan agreements	-	245,160	-	245,160
Cash collateral received	111,447	-	-	111,447
Securities borrowed	-	66,299	-	66,299
Securities owned, at fair value	2,831	-	-	2,831
Total financial assets as of December 31, 2025	$ 954,983	$ 311,459	$ -	$ 1,266,442
Liabilities:				
Repurchase obligation for investments held by customers	$ 840,705	$ -	$ -	$ 840,705
Securities lent under loan agreements	-	245,160	-	245,160
Obligations to return cash collateral	111,447	-	-	111,447
Obligations to return collateral	-	58,369	-	58,369
Securities sold, not yet purchased	212	-	-	212
Total financial liabilities as of December 31, 2025	$ 952,364	$ 303,529	$ -	$ 1,255,893

Securities owned and securities sold, not yet purchased, are valued at the last sales price on the date of determination or, if no sales occurred on such day, at the closing bid price if held long and the last closing ask price if held short. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by or under the direction of the Company in accordance with U.S. GAAP.

5.   REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1(a)(1)(ii)). It computes its net capital under the alternative method, which requires the Company to maintain a minimum net capital of the greater of 2% of aggregate debit items or $250 minimum net capital. At December 31, 2025, the Company had net capital of $122,537 which was $122,287 in excess of its required net capital of $250.

The Company is subject to SEC Customer Protection Rule 15c3-3 which requires segregation of funds in a special reserve account for the exclusive benefit of customers, as well as segregation of funds in a reserve account for the benefit of brokers and dealers. At December 31, 2025, the Company had segregated cash of $17,853 which was $1,964 in excess of the deposit requirement of $15,889. Further, the Company had segregated cash for the benefit of brokers and dealers of $32,560 which was $1,001 in excess of the deposit requirement of $31,559.

The Company maintains control of all fully paid customer securities by holding them in a special omnibus account at the Clearing Brokers. The Company has instructed the Clearing Brokers to maintain physical possession or control of all customer securities carried in the account free of any charge, lien or claim of any kind in favor of the Company or any persons claiming affiliation with the Company. The value of such assets is not included on the Company's Statement of Financial Condition.

The Company has accrued $2.7 million related to regulatory matters. Management believes it is reasonably possible that losses in excess of the amount accrued could be incurred; however, the Company is unable to estimate the amount of such additional loss at this time.

6. RELATED PARTY TRANSACTIONS

The Company had four agreements with related parties in place during 2025 with affiliates under common control with the Company. DriveWealth Technologies, LLC, ("Technologies"), DriveWealth Institutional, LLC ("Institutional"), and the Company's parent, DriveWealth Holdings, Inc. ("Holdings" or the "Parent"). The agreement with DriveWealth Institutional, LLC ("Institutional") was terminated on September 30, 2025.

DriveWealth Technologies, LLC provides employee compensation services, including salaries and fringe benefits, as well as technology services such as IT support and cloud management. The Company also supported Technologies' operations by funding certain business activities, with such costs charged to Technologies. During the year ended December 31, 2025, total borrowing activity under the Intercompany Revolving Credit Agreement, which bears interest at an annual rate of 3.64%, was $3,649. As of December 31, 2025, there was no outstanding balance. The Company also supported Technologies' operations by funding certain business activities, with such costs charged to Technologies. As of December 31, 2025, the net payable under this arrangement was $5,158, which is included in Payable to Affiliates in the Statement of Financial Condition.

Under an Expense Sharing Agreement, Holdings incurs certain expenses (such as rent and utilities costs) on behalf of its wholly-owned subsidiaries. Such costs are charged back to its subsidiaries either on a specific identification basis or on a percentage basis in cases where specific identification is not feasible. As of December 31, 2025, the net payable under this arrangement is $383 and is included in Payables to Affiliates on the Statement of Financial Condition. In February 2025, Drivewealth, LLC entered into an Intercompany Loan Agreement (with Holdings for a principal amount of $10 million. The loan agreement bears interest at an annual rate of 3.64%. During the year ended December 31, 2025, total borrowing activity under the loan agreement was $59,803. As of December 31, 2025, the principal balance on the note was fully repaid.

Under an Execution Services Agreement, the Company receives payment for order flow from Institutional for routing customer orders to be executed. As of December 31, 2025, the receivable under this arrangement is $9 and is included in Receivable from Affiliates on the Statement of Financial Condition. During the year ended December 31, 2025, total borrowing activity under the Intercompany Revolving Credit Agreement, which bears interest at an annual rate of 3.64%, was $2,000. As of December 31, 2025, there was no outstanding balance.

In March 2025, the Company entered into an Intercompany Revolving Credit Agreement with Holdings, Technologies, and Institutional (collectively, the "Lenders"), which expires in March 2026. Under the terms of the agreement, the Lenders may provide intercompany loans to the Company to support liquidity and working capital needs. As of December 31, 2025, all borrowings under this agreement were fully repaid, and there was no outstanding balance included in the Statement of Financial Condition.

The Company's outstanding debt arrangements with related parties do not contain any financial or non-financial loan covenants

7. COLLATERALIZED AGREEMENTS

The securities borrowing and lending agreements are collateralized by U.S. corporate securities and U.S. corporate bonds. The majority of the securities obtained by the Company under securities borrowing and lending agreements have been either pledged or otherwise transferred to others in connection with the Company's financing activities. The Company primarily receives cash as collateral for the securities loaned to other broker-dealers. In the table below, the cash collateral we hold related to loaned securities is presented in "collateral" and the fair value of securities lent is presented in "gross assets/liabilities". Similarly, we provide cash collateral for securities borrowed from third parties or fully-paid securities from customers. In the table below, the amount of the cash collateral is presented in "securities borrowed" and the fair value of the securities received is presented in "collateral".

Securities borrowing and lending transactions are subject to enforceable master netting arrangements with other broker dealers, however, we do not net securities borrowing and lending transactions on the Statement of Financial Condition except for the portion of positions that are hedged and guaranteed by the Options and Clearing Corporation ("OCC") as the requirements of ASC 210-20-45 are satisfied for these positions. All other positions are presented on a gross basis in the Statement of Financial Condition. The following table presents the gross and net resale and repurchase agreements and the related offsetting amounts as of December 31, 2025. However, we do not net securities borrowing and lending transactions on the Statement of Financial Condition except for the portion

of positions that are hedged and guaranteed by the Options and Clearing Corporation ("OCC") as the requirements of ASC 210-20-45 are satisfied for these positions. All other positions are presented on a gross basis in the Statement of Financial Condition. The following table presents the gross and net resale and repurchase agreements and the related offsetting amounts as of December 31, 2025.

| | Gross Assets/Liabilities | Gross Amounts Offset in the Statement of Financial Condition | Net Amounts Presented in the Statement of Financial Condition | Gross Amounts Not Offset in the Statement of Financial Condition | | |
				Counterparty Offsetting	Collateral	Net Amount
Assets:						
Securities borrowed under Loan agreements	$ 3,478,396	$ (3,233,236)	$ 245,160	$ -	$ (245,160)	$ -
Cash collateral received	111,447	-	111,447	-	(111,447)	(0)
Securities borrowed	66,299	-	66,299	-	(69,277)	(2,978)
Total	3,656,142	(3,233,236)	422,906	-	(425,884)	(2,978)
Liabilities:						
Securities lent under Loan agreements	3,478,396	(3,233,236)	245,160	-	(245,160)	-
Obligations to return cash collateral	111,447	-	111,447	-	(111,447)	(0)
Obligations to return collateral	58,369	-	58,369	-	(58,369)	-
Total	3,648,212	(3,233,236)	414,976	-	(414,976)	(0)

The following table presents gross obligations for securities loaned transactions by remaining contractual maturity and class of collateral pledged at December 31, 2025.

| | Remaining Contractual Maturity | | | | |
	Overnight and Continuous	Up to 30 days	31 - 90 days	Greater than 90 days	Total
Securities lent under Loan agreements					
Equities	$ 3,477,684	$ -	$ -	$ -	$ 3,477,684
Bonds	712	-	-	-	712
Obligations to return cash collateral					-
Equities	111,447	-	-	-	111,447
Obligations to return collateral					-
Equities	58,369	-	-	-	58,369
Total	$ 3,648,212	$ -	$ -	$ -	$ 3,648,212

8.   RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Receivables from and payables to clearing organizations includes amounts for securities not delivered by the Company ("fails to deliver") and amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), respectively. Amounts receivable from brokers and dealers represent clearing fees due to the Company, while amounts payable to broker-dealers and advisors represent clearing deposits held in a PAB Reserve account. As of December 31, 2025, the Company maintained an allowance for credit losses of $80.

9.   RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. There were no expected credit losses as of December 31, 2025.

10.   RECEIVABLE FROM NON-BROKERS AND OTHERS

Receivable from non-brokers includes amounts for clearing, execution, and other fees due to the Company, net of allowance for credit losses. For the year ended December 31, 2025, the Company recognized a credit loss expense of $293. As of December 31, 2025, the Company maintained an allowance for credit losses of $151. Receivable from others includes amounts for interest receivable from banks and incoming ACH transfers in transit.

11. FINANCING ACTIVITIES AND OFF-BALANCE SHEET CREDIT RISK

In October 2021, the Company entered into a $30 million committed and secured credit agreement with BMO Harris Bank N.A. ("the Bank"). In May 2022, the Company amended the agreement with the Bank and increased the secured credit agreement to $100 million with a maturity date of September 29, 2023. In September 2023, the Company amended the agreement with the Bank and decreased the secured credit agreement to $30 million with a maturity date of September 2024. In November 2024, the Company amended the agreement with the Bank and decreased the secured credit agreement to $25 million maturing in January 2025. In September 2025, the Company amended the agreement with the Bank maturing in September 2026. In December 2025, the Company entered into a $50 million committed and unsecured credit agreement with BMO Harris Bank N.A. ("the Bank"). As of December 31, 2025, there was no outstanding balance included in the Statement of Financial Condition. As of December 31, 2025 the Company was in compliance with all financial and non-financial covenants under its loan agreement with BMO.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market prices. The Company maintains deposits of $23,645 with Depository Trust Company / Depository Trust Company and Options Clearing Corporation, as well as $2,407 with other Clearing Brokers to mitigate such losses. As of December 31, 2025, customer margin debits in the amount of $76 were directly financed by the Company.

12. SEGMENT INFORMATION

Operating segments are defined as components of a company that engage in business activities and for which discrete financial information is available. The Company has identified its Chief Executive Officer ("CEO") as the chief operating decision maker ("CODM"), who uses consolidated Income Statement, Balance Sheet and Cash Flows to make decisions on resource and capital allocation. The Company effects transactions in various securities asset classes within the United States driven by the brokerage infrastructure platform. We consider our operations to constitute a single operating segment. The accounting policies of the segment are the same as those described in the summary of significant accounting policies and SEC rule 15c3-1.

13. SUBSEQUENT EVENTS

In accordance with US GAAP, events subsequent to the balance sheet date have been evaluated for disclosure in the accompanying financial statements through February 25, 2026, the date the financial statements were issued.